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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)

                         HUMAN GENOME SCIENCES, INC.
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                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
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                        (Title of Class of Securities)

                                  444903108
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                                (CUSIP Number)


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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  See Item 5.
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 444903108      SCHEDULE 13D       Page  2   of  4  Pages
                                                 ---     ---
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Reliance Financial Services Corporation
     IRS Employer's Identification No.: 51-0113548

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds*

                   WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               /X/

6.   Citizenship or Place of Organization

                   Delaware

                         7.   Sole Voting Power

                                  2,449,624
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                                  2,449,624
     With
                         10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                                  2,449,624

12.  Check Box if the Aggregate Amount in Row(11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row(11)

                                  11.1

14.  Type of Reporting Person

                                  HC


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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     The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

Item 2. Identity and Background.

     The information in Item 2 with respect to Bernard L. Schwartz is amended to read in its entirety as follows:

Bernard L. Schwartz                     Director, Reliance Financial
Loral Space & Communications            and RGH; Chairman of the Board and
  Ltd.                                  Chief Executive Officer, Loral
600 Third Avenue                        Space & Communications Ltd., a
New York, New York 10016                high-technology company
                                        concentrating on satellite
                                        manufacturing and satellite-based
                                        services

Item 5. Interest in Securities of the Issuer.

     The Securities beneficially owned total 2,449,624 shares and, to the best knowledge of Reliance Financial based on the Issuer's quarterly report on Form 10-Q for the period ended March 31, 1997, comprise approximately 11.1% of the Securities outstanding. Of the 2,449,624 shares beneficially owned by Reliance Financial 2,389,624 shares are owned directly by RIC and 60,000 shares are owned directly by UK Ltd. Each of RIC and UK Ltd. has sole voting and dispositive power over all of the shares of the Security directly owned by it.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 1997
                                  RELIANCE FINANCIAL SERVICES CORPORATION

                                  By: /s/ James E. Yacobucci
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                                  James E. Yacobucci
                                  Senior Vice President-Investments